                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                        RESOURCES PENSION SHARES 5, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     UNITS OF LIMITED PARTNERSHIP INTERESTS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                       N/A
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              MARK I. FISHER, ESQ.
                            C/O ROSENMAN & COLIN LLP
                               575 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 940-8877
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  JUNE 29, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------
CUSIP No.
----------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Presidio Partnership II Corp.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
          OO
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                      7
                                552,505 units
     NUMBER OF     -------------------------------------------------------------
       SHARES                   SHARED VOTING POWER
    BENEFICIALLY      8
      OWNED BY
        EACH       -------------------------------------------------------------
     REPORTING                  SOLE DISPOSITIVE POWER
       PERSON         9
        WITH                    552,505 units
                   -------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                      10

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          552,505 units
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.71%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------
CUSIP No.
----------------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Presidio RPS Acquisition Corp.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
           OO
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                      7
                                860,751 units
     NUMBER OF     -------------------------------------------------------------
       SHARES                   SHARED VOTING POWER
    BENEFICIALLY      8
      OWNED BY
        EACH       -------------------------------------------------------------
     REPORTING                  SOLE DISPOSITIVE POWER
       PERSON         9
        WITH                    860,751 units
                   -------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                      10

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          860,751 units
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.13%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------
CUSIP No.
----------------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Bighorn Associates LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
   4
          OO
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                      7
                                3,352 units
     NUMBER OF     -------------------------------------------------------------
       SHARES                   SHARED VOTING POWER
    BENEFICIALLY      8
      OWNED BY
        EACH       -------------------------------------------------------------
     REPORTING                  SOLE DISPOSITIVE POWER
       PERSON         9
        WITH                    3,352 units
                   -------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                      10

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,352 units
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .06%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------
CUSIP No.
----------------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Bighorn Associates II, LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
   4
          OO
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                      7
                                426,668 units
     NUMBER OF     -------------------------------------------------------------
       SHARES                   SHARED VOTING POWER
    BENEFICIALLY      8
      OWNED BY
        EACH       -------------------------------------------------------------
     REPORTING                  SOLE DISPOSITIVE POWER
       PERSON         9
        WITH                    426,668 units
                   -------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                      10

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          426,668 units
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.50%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------
CUSIP No.
----------------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Presidio Capital Corp.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
          Not applicable
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

           British Virgin Islands
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                      7
                                1,413,256 units(1)
     NUMBER OF     -------------------------------------------------------------
       SHARES                   SHARED VOTING POWER
    BENEFICIALLY      8
      OWNED BY
        EACH       -------------------------------------------------------------
     REPORTING                  SOLE DISPOSITIVE POWER
       PERSON         9
        WITH                    1,413,256 units(1)
                   -------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                      10

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,413,256 units (1)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.83%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          HC
--------------------------------------------------------------------------------

------------
(1) Comprised of units owned by Presidio Partnership II Corp. and Presidio RPS Acquisition Corp.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------
CUSIP No.
----------------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Presidio Capital Investment Company, LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
   4
          Not applicable
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                      7
                                1,913,008 units(1)
     NUMBER OF     -------------------------------------------------------------
       SHARES                   SHARED VOTING POWER
    BENEFICIALLY      8
      OWNED BY
        EACH       -------------------------------------------------------------
     REPORTING                  SOLE DISPOSITIVE POWER
       PERSON         9
        WITH                    1,913,008 units(1)
                   -------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                      10

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,913,008 units  (1)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          33.62%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

-------------
(1) Comprised of units held by Presidio Capital Investment Company, LLC directly as well as units owned by Presidio Partnership II Corp., Presidio RPS Acquisition Corp., Bighorn Associates LLC and Bighorn Associates II LLC.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------
CUSIP No.
----------------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           NorthStar Partnership, L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
   4
          Not applicable
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                      7
                                1,913,008 units(1)
     NUMBER OF     -------------------------------------------------------------
       SHARES                   SHARED VOTING POWER
    BENEFICIALLY      8
      OWNED BY
        EACH       -------------------------------------------------------------
     REPORTING                  SOLE DISPOSITIVE POWER
       PERSON         9
        WITH                    1,913,008 units(1)
                   -------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                      10

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,913,008 units(1)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          33.62%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

-------------
(1) Comprised of units owned by Presidio Partnership II Corp., Presidio RPS Acquisition Corp., Bighorn Associates LLC, Bighorn Associates II, LLC and Presidio Capital Investment Company, LLC.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------
CUSIP No.
----------------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          NorthStar Capital Investment Corp.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
   4
          Not applicable
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                      7
                                1,913,008 units(1)
     NUMBER OF     -------------------------------------------------------------
       SHARES                   SHARED VOTING POWER
    BENEFICIALLY      8
      OWNED BY
        EACH       -------------------------------------------------------------
     REPORTING                  SOLE DISPOSITIVE POWER
       PERSON         9
        WITH                    1,913,008 units(1)
                   -------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                      10

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,913,008 units(1)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          33.62%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

-------------
(1) Comprised of units owned by Presidio Partnership II Corp., Presidio RPS Acquisition Corp., Bighorn Associates LLC, Bighorn Associates II, LLC and Presidio Capital Investment Company, LLC.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 5 is being filed by Presidio Partnership II Corp., a Delaware corporation ("PPII Corp."), Presidio RPS Acquisition Corp., a Delaware corporation ("RPS Corp."), Bighorn Associates, LLC, a Delaware limited liability company ("Bighorn I"), Bighorn Associates II, LLC, a Delaware limited liability company ("Bighorn II"), Presidio Capital Corp., a British Virgin Islands corporation ("PCC"), Presidio Capital Investment Company, LLC, a Delaware limited liability company ("PCIC"), Northstar Partnership, L.P., a Delaware limited partnership ("Northstar Partnership") and Northstar Capital Investment Corp., a Maryland corporation ("NCIC") and collectively with PPII Corp., RPS Corp., Bighorn I, Bighorn II, Presidio, PCIC and NorthStar Partnership, the "Reporting Persons") and amends the Statement on Schedule 13D filed on September 6, 1996 (the "Schedule 13D") by PPII Corp., PCC, Wexford Management LLC ("Wexford"), Charles E. Davidson ("Davidson"), Joseph M. Jacobs ("Jacobs"), T-Two Partnership Acquisition Company, L.P. ("T-Two Partnership") and T-Two Management LLC ("T-Two Management") on August 6, 1997, as amended by Amendment No. 2 filed by PPII Corp., PCC, Wexford, Davidson and Jacobs on October 22, 1997, Amendment No. 3 filed by PPII Corp., PCC, T-Two Partnership, T-Two Management, T-Two Holding, LLC, Roundhill Associates Limited Partnership, Roundhill Associates Limited Partnership II, Presidio Holding Company, LLC, Northstar Operating, LLC, Northstar Capital Partners, LLC, Northstar Capital Holdings I, LLC, Northstar Capital Holdings II, LLC, Northstar Presidio Management Company, LLC ("NP Management"), W. Edward Scheetz and David Hamamoto on February 18, 1998, and Amendment No. 4 filed by RPS Corp., on April 3, 1998. This Amendment No. 5 is being filed to reflect changes in the beneficial ownership of limited partnership units ("Units") in Resources Pension Shares 5, L.P. (the "Partnership") by certain Reporting Persons. In addition, this Amendment No. 5 reflects changes in the ownership structure of certain entities which own Units in the Partnership. Capitalized terms herein which are not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D and Amendment Nos. 1 through 4 thereto. The principal executive offices of the Partnership are located at 7 Bulfinch Place, Suite 500, Boston, MA 02114.


Item 2. Identity and Background

         Item 2 is amended and restated to read as follows:

         (a)-(c) This statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") by the Reporting Persons.

         Each of PPII Corp. and RPS Corp. is a direct or indirect wholly-owned subsidiary of PCC. Each of PCC, Bighorn I and Bighorn II are wholly-owned by PCIC. The majority interest in PCIC is held by NorthStar Partnership, the general partner of which is NCIC.

         The business address of each of PPII Corp., RPS Corp. and PCC is c/o Presidio Capital Corp., 7 Bulfinch Place, Suite 500, Boston, MA 02114. The business address of each of Bighorn I LLC and Bighorn II, PCIC, NorthStar Partnership and NCIC is 527 Madison Avenue, New York, New York 10022.

         The principal business of NCIC is that of a real estate investment company. Each of the other Reporting Person is controlled by NCIC and is engaged in owning and/or investing in various types of assets.

         For certain information concerning the executive officers and directors of PPII Corp., RPS Corp., PCC, PCIC, and NCIC, see Schedule 1.

         (d) To the best knowledge of the Reporting Persons, none of the persons referred to in paragraph (a) above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) To the best knowledge of the Reporting Persons, none of the persons referred to in paragraph (a) above has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decrees or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

         (f) Each of the individuals listed on Schedule 1 hereto, is a citizen of the United States.

Item 3. Source and Amount of Funds or other Consideration

         Item 3 is hereby amended as follows:

         The aggregate amount of funds used by Bighorn I to purchase the Units it owns is $9,385.60. The source of such funds was capital contributions from PCIC.

         The aggregate amount of funds used by Bighorn II to purchase the Units it owns is $1,194,670. The source of such funds was capital contributions from PCIC.

Item 5. Interest in Securities of the Issuer.

         Item 5(a) and (b) are hereby amended and restated to read as follows:

         (a-b) The aggregate percentage of the outstanding Units reported owned by each Reporting Person is based upon 5,690,843 Units.

         As of the close of business on July 2, 2001:

                  (i) PPII Corp. owns 552,505 Units which constitute approximately 9.71% of the Units outstanding. PPII Corp. has the sole power to vote and dispose of all such units;

                  (ii) RPS Corp. owns 860,751 units which constitute approximately 15.13% of the Units of Common Stock outstanding. MFC III Corp. has the sole power to vote and dispose of all such units;

                  (iii) Bighorn I owns 3,352 units which constitute approximately .06% of the shares of Common Stock outstanding. Bighorn I has the sole power to vote and dispose of all such units;

                  (iv) Bighorn II owns 426,668 units which constitute approximately 7.50% of the shares of Common Stock outstanding. Bighorn II has the sole power to vote and dispose of all such units;

                  (v) Each of PPII Corp. and RPS Corp. is wholly-owned by PCC. Accordingly, PCC may be deemed to beneficially own the aggregate 1,413,256 Units which are beneficially owned by PPII Corp. and RPS Corp. Such units constitute approximately 24.83% of the Units outstanding. PCC has the sole power to vote and dispose of all such units in its control capacity with respect to such entities;

                  (vi) PCIC directly owns 69,732 Units. In addition, each of PCC, Bighorn I and Bighorn II is wholly-owned by PCIC. Accordingly, PCIC may be deemed to beneficially own the aggregate 1,913,008 Units which are beneficially owned by Bighorn I and Bighorn II, PCC and PCIC. Such units constitute approximately 33.62% of the outstanding Units. PCIC has the sole power to vote and dispose of all such shares in its control capacity with respect to such entities;

                  (vii) The majority interest in PCIC is held by NorthStar Partnership. Accordingly, NorthStar Partnership may be deemed to beneficially own the aggregate 1,913,008 Units which are beneficially owned by PCIC. Such Units constitute approximately 33.62% of the outstanding Units. NorthStar Partnership has the sole power to vote and dispose of all such Units in its control capacity with respect to PCIC;

                  (viii) NCIC is the general partner and majority owner of NorthStar Partnership. Accordingly, NCIC may be deemed to beneficially own the aggregate 1,913,008 Units which are beneficially owned by NorthStar Partnership. Such Units constitute approximately 33.62% of the outstanding Units. NCIC has the sole power to vote and dispose of all such Units in its control capacity with respect to NorthStar Partnership.

         (c) Item 5(c) is hereby amended as follows:

         Pursuant to an offer to purchase dated May 25, 2001, Bighorn II acquired 426,668 Units for approximately $1,194,670 or $2.80 per Unit on June 29, 2000 upon the expiration of its offer to purchase.

Item 7. Material to be Filed as Exhibits.

         Item 7 is hereby amended as follows:

         Exhibit B: Agreement Pursuant to Rule 13d-1(k)

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                  Dated: July 3, 2001

  BIGHORN ASSOICATES II LLC              NORTHSTAR PARTNERSHIP, L.P.

  By:      Presidio Capital Investment   By:      NorthStar Capital Investment
           Company, LLC, its member               Corp., its general partner

  By: /s/ Dallas E. Lucas                By: /s/ Dallas E. Lucas
     ---------------------------------      -----------------------------------
  Name:    Dallas E. Lucas               Name:    Dallas E. Lucas
  Title:   Secretary and Treasurer       Title:   Secretary and Treasurer


  PRESIDIO PARTNERSHIP II CORP.          BIGHORN ASSOCIATES

  By: /s/ Peter Braverman                By:      Presidio Capital Investment
     ---------------------------------            Company, LLC, its sole member
  Name:    Peter Braverman
  Title:   Vice President                By: /s/ Dallas E. Lucas
                                            -----------------------------------
                                         Name:    Dallas E. Lucas
  PRESIDIO CAPITAL CORP.                 Title:   Secretary and Treasurer

  By: /s/ Peter Braverman
     ---------------------------------   PRESIDIO RPS ACQUISITION
  Name:    Peter Braverman
  Title:   Vice President                By: /s/ Peter Braverman
                                            -----------------------------------
                                         Name:    Peter Braverman
  PRESIDIO CAPITAL INVESTMENT            Title:   Vice President
  COMPANY, LLC
                                            -----------------------------------
  By: /s/ Dallas E. Lucas
     ---------------------------------
  Name:    Dallas E. Lucas               MILLENNIUM FUNDING CORP.
  Title:   Secretary and Treasurer
                                         By: /s/ Peter Braverman
                                            -----------------------------------
                                         Name:    Peter Braverman
  NORTHSTAR CAPITAL INVESTMENT CORP.     Title:   Vice President

  By: /s/ Dallas E. Lucas
     ---------------------------------
  Name:    Dallas E. Lucas
  Title:   Secretary and Treasurer

                                    EXHIBIT 1

                JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(k)

         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the filing on behalf of each of Amendment No. 5 to a Statement on Schedule 13D, and all subsequent amendments thereto, with respect to the Units of limited partnership interest of Resources Pension Shares 5, L.P.

  BIGHORN ASSOICATES II LLC             NORTHSTAR PARTNERSHIP, L.P.

  By:      Presidio Capital Investment  By:      NorthStar Capital Investment
           Company, LLC, its member              Corp., its general partner

  By: /s/ Dallas E. Lucas               By: /s/ Dallas E. Lucas
     ---------------------------------     ------------------------------------
  Name:    Dallas E. Lucas              Name:    Dallas E. Lucas
  Title:   Secretary and Treasurer      Title:   Secretary and Treasurer


  PRESIDIO PARTNERSHIP II CORP.         BIGHORN ASSOCIATES

  By: /s/ Peter Braverman               By:      Presidio Capital Investment
     ---------------------------------           Company, LLC, its sole member
  Name:    Peter Braverman
  Title:   Vice President               By: /s/ Dallas E. Lucas
                                           ------------------------------------

  PRESIDIO CAPITAL CORP.                Name:    Dallas E. Lucas
                                        Title:   Secretary and Treasurer
  By: /s/ Peter Braverman
     ---------------------------------
  Name:    Peter Braverman              PRESIDIO RPS ACQUISITION
  Title:   Vice President

                                        By: /s/ Peter Braverman
  PRESIDIO CAPITAL INVESTMENT              ------------------------------------
  COMPANY, LLC                          Name:    Peter Braverman
                                        Title:   Vice President
  By: /s/ Dallas E. Lucas
     ---------------------------------
  Name:    Dallas E. Lucas              MILLENNIUM FUNDING CORP.
  Title:   Secretary and Treasurer
                                        By: /s/ Peter Braverman
                                           ------------------------------------
  NORTHSTAR CAPITAL INVESTMENT CORP.    Name:    Peter Braverman
                                        Title:   Vice President

  By: /s/ Dallas E. Lucas
     ---------------------------------
  Name:    Dallas E. Lucas
  Title:   Secretary and Treasurer

                                   Schedule 1

         Set forth below is certain information regarding the executive officers and directors of Presidio Partnership II Corp., Presidio RPS Acquisition Corp. (together, the "PCC Entities"), Presidio Capital Corp. ("Presidio"), Presidio Capital Investment Company, LLC ("PCIC"), and NorthStar Capital Investment Corp. ("NCIC").

         Peter W. Ahl is a Vice-President of NCIC and NP Holding. Mr. Ahl joined NorthStar Capital Investment Corp. in 1997. Mr. Ahl is also a Director of the Company. Mr. Ahl's current business address is 527 Madison Avenue, New York, New York 10022.

         Jeffrey H. Aronson is a Manager of PCIC. Mr. Aronson is a Managing Director of Angelo Gordon & Co. Mr. Aronson's current business address is 245 Park Avenue, New York, New York 10167.

         Michael L. Ashner is the President and a director of the PCC Entities and the President of Presidio. Mr. Ashner has been the Chief Executive Officer of Winthrop Financial Associates, A Limited Partnership, and its affiliates since January 1996 as well as the Chief Executive Officer of The Newkirk Group. Mr. Ashner is also the President and a Director of the Company. Mr. Ashner's current business address is c/o Presidio Capital Corp., Five Cambridge Center, 9th Floor, Cambridge, MA 02142.

         Peter Braverman is a Vice-President and Assistant Secretary of the PCC Entities and Presidio. Mr. Braverman has been the Executive Vice-President of Winthrop Financial Associates, A Limited Partnership and its affiliates since January 1996 as well as the Executive Vice-President of The Newkirk Group. Mr. Braverman is also a Vice President of the Company. Mr. Braverman's current business address is c/o Presidio Capital Corp., Five Cambridge Center, 9th Floor, Cambridge, MA, 02142.

         Martin L. Edelman, is a director of NCIC. Mr. Edelman is of counsel to Paul, Hastings, Janofsky & Walker LLP, specializing primarily in real estate and corporate transactions. He has done extensive work in Europe, Mexico, Canada and recently in Japan. Mr. Edelman has been a guest lecturer at various institutionally sponsored seminars. Mr. Edelman is a director of NorthStar Capital Partners, Delancey Estates PLC., Cendant Incorporated and Capital Trust. He has been a real estate advisor to Quantum Realty Partners/Soros Real Estate Partners since 1992. Mr. Edelman's current business address is 75 East 55th Street, New York, New York 10022.

         Richard Georgi is a director of NCIC. Mr. Georgi is a Managing Partner of Soros Real Estate Partnership and is responsible for the Soros group of funds (including Quantum Realty Fund and the Soros Real Estate Investor CV) global real estate investments. Mr. Georgi's current business address is 80 Pall Mall, London SW1Y5ES, England.

         Marc Gordon is a Vice-President and Assistant Secretary of NCIC. Mr. Gordon joined NorthStar Capital Investment Corp. in October 1997. Mr. Gordon's current business address is 527 Madison Avenue, New York, New York 10022.

         David Hamamoto is a director of Presidio, a co-Chairman of the Board, co-Chief Executive Officer and co-President of NCIC and a Vice President and Manager of PCIC. Mr. Hamamoto co-founded NorthStar Capital Partners, LLC with W. Edward Scheetz in July 1997. Mr. Hamamoto is also a Director of the Company. Mr. Hamamoto's current business address is 527 Madison Avenue, New York, New York 10022.

         Christopher M. Jeffries is a director of NCIC. Mr. Jeffries is a founder of Millennium Partners, a developer of mixed-use urban entertainment and living centers. Mr. Jeffries' current business address is 1995 Broadway, New York, New York 10021.

         Steven B. Kauff is a Vice President of NCIC, a director and Vice-President of Presidio and a Vice-President of the PCC Entities. Mr. Kauff joined NorthStar Capital Investment Corp. in July 1999. Mr. Kauff is also a Vice President of the Company. Mr. Kauff's current business address is 527 Madison Avenue, New York, New York 10022.

         Thomas L. Kempner, Jr. is a Manager of PCIC. Mr. Kempner is a partner at M.H. Davidson & Co. and specializes in distressed securities. Mr. Kempner is presently a member of the Yale Development Board and serves on the boards of the USA Cycling Development Foundation and the St. Bernard's School in New York. Mr. Kempner's business address is located at 885 Third Avenue, Suite 3300, New York, New York 10022.

         David King, is a Vice-President and Assistant Treasurer of NCIC, the President and Chief Executive Officer and a Manager of PCIC, a Vice-President and director of Presidio and a Vice-President of the PCC Entities. Mr. King joined NorthStar Capital Partners LLC, a real estate investment company, in November 1997. Mr. King is also a Vice President and Director of the Company. Mr. King's current business address is 527 Madison Avenue, New York, New York 10022.

         Dallas E. Lucas is a director and Vice-President of Presidio, a Vice-President of the PCC Entities, the Secretary, Treasurer and Chief Financial Officer and a Manager of PCIC and the Chief Financial Officer, Treasurer, a Vice-President and a director of NCIC. Mr. Lucas joined NorthStar Capital Partners, LLC in August 1998. Mr. Lucas is also a Vice President and Director of the Company. Mr. Lucas' current business address is 527 Madison Avenue, New York, New York 10022.

         Richard McCready is a Vice-President and Secretary of NCIC. Mr. McCready joined NorthStar Capital Partners, LLC in March 1998. Mr. McCready's current business address is 527 Madison Avenue, New York, New York 10022.

         John A. Motulsky is a Manager of PCIC. Mr. Motulsky is a senior portfolio manager for Stonehill Capital Management LLC and a Managing General Partner of each of the Stonehill investment funds. Mr. Motulsky's principal business address is c/o Stonehill Capital Management, 126 East 56th Street, 9th Floor, New York, New York 10022.

         W. Edward Scheetz is a director of Presidio, a co-Chairman of the Board, co-Chief Executive Officer and co-President of NCIC and a Vice President and Manager of PCIC. Mr. Scheetz co-founded NorthStar Capital Partners, LLC with David Hamamoto in July 1997. Mr. Scheetz is also a Director of the Company. Mr. Scheetz' current business address is 527 Madison Avenue, New York, New York 10022.

         Robert Soros is a director of NCIC. Mr. Soros is Chief Executive Officer of Soros Fund Management LLC. Mr. Soros is a member of the Board of MenuDirect Corporation, Stratum Realty Fund and Wang Healthcare Information System. Mr. Soros' current business address is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

         Lara Sweeney is a Vice-President and Assistant Secretary of Presidio and the PCC Entities. Ms. Sweeney has been a Senior Vice President of Winthrop Financial Associates, A Limited Partnership since 1996. Ms. Sweeney is also a Vice President and Secretary of the Company. Ms. Sweeney's current business address is c/o Presidio Capital Corp., Five Cambridge Center, 9th floor, Cambridge, Massachusetts 02142.

         Carolyn Tiffany is a Vice-President, Treasurer and Secretary of Presidio and the PCC Entities. Ms. Tiffany joined Winthrop Financial Associates, A Limited Partnership and its affiliates in 1996. In addition, Ms. Tiffany is the Chief Operating Officer of The Newkirk Group and a Vice President of the Company. Mr. Tiffany's current business address is c/o Presidio Capital Corp., Five Cambridge Center, 9th floor, Cambridge, Massachusetts 02142.


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